EXHIBIT F

[Graphic omitted - letterhead of Anschutz Company]




                                         January 14, 2000


Board of Directors
The Anschutz Foundation
The Navarre Building
1727 Tremont Place
Denver, CO  80202

         Re:      Charitable Contribution of Qwest Stock

Members of the Board:


         On behalf of the Anschutz Company, a Delaware corporation ("Anschutz"), I am pleased to present The Anschutz Foundation (the "Foundation") with a gift of 3,089,328 shares (the "Donated Shares") of common stock of Qwest Communications International Inc., a Delaware corporation ("Qwest"). In completion of the gift, I have enclosed stock certificates numbered 3501, 3502, 3503, 3504, 4016, 3674, 7825, 7839, and 11923 evidencing 3,089,328 shares of
Qwest common stock, together with a fully executed stock power assigning the Donated Shares to the Foundation.

         In addition, Anschutz hereby irrevocably pledges and agrees to make further contributions of shares of Qwest common stock to the Foundation on the following dates and in the following amounts:

         January 15, 2001                   2,800,000 shares
         January 15, 2002                   2,800,000 shares
         January 15, 2003                   2,800,000 shares
         January 15, 2004                   2,800,000 shares
         January 15, 2005                   2,800,000 shares

Anschutz intends this pledge to be a legally binding obligation. Anschutz Company reserves the right to make any of the above-described contributions prior to the specified date in its sole and absolute discretion. If at any time Qwest increases or decreases the number of its outstanding shares of common stock by means of the payment of a stock dividend or the making of any other distribution on such shares payable in stock, or through a stock split or subdivision of shares, or a consolidation or combination of shares, or through a reclassification or recapitalization involving the common stock, the numbers of shares of common stock included in the foregoing pledge shall be increased or decreased in a like manner.

         Please indicate your acceptance of this gift and pledge and acknowledge receipt of the stock certificates and stock power described above, by signing the enclosed copy of this letter agreement and returning it to us. If you have any questions, please call.

The Anschutz Foundation
January 14, 2000

                                            Very truly yours,

                                            ANSCHUTZ COMPANY,
                                            a Delaware corporation

                                            By: /s/ PHILIP F. ANSCHUTZ
                                                --------------------------------
                                                Philip F. Anschutz, Chairman


         The Anschutz Foundation, a Colorado nonprofit corporation, hereby accepts the gift of 3,089,328 shares (the "Donated Shares") of common stock of Qwest Communications International Inc., a Delaware corporation ("Qwest") and hereby acknowledges receipt of stock certificates numbered 3501, 3502, 3503, 3504, 4016, 3674, 7825, 7839, and 11923, evidencing 3,089,328 shares of Qwest common stock, together with a fully executed stock power assigning the Donated Shares to the Foundation. The Anschutz Foundation also hereby acknowledges receipt of Anschutz Company's pledge of an additional 14,000,000 million shares of Qwest common stock and agrees to accept the gift of such additional shares upon receipt of appropriate stock certificates and executed stock powers from Anschutz Company. No goods or services were provided in consideration, in whole or in part, for this gift and pledge.

THE ANSCHUTZ FOUNDATION,
a Colorado nonprofit corporation,

By:  /s/ M. L. ROBINSON
     --------------------------------------
         M. L. Robinson, Executive Director
         January 14, 2000